UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOSEPH STONE CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 OLD COUNTRY ROAD, SUITE 610
(No. and Street)

MINEOLA	NEW YORK	11501
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Nixon 516.490.8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Ave, Suite 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Damian Maggio _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
JOSEPH STONE CAPITAL LLC _____ , as

of December 31, _____, 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

ON: 01 March 2018

JAMES VINCENT PARDY
Notary Public, State of New York
Registration #01PA6306395
Qualified In New York County
Commission Expires June 23, 2018

STATE: NEW YORK / NASSAU CTY.



Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Joseph Stone Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Joseph Stone Capital, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Joseph Stone Capital, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Joseph Stone Capital, LLC's management. Our responsibility is to express an opinion on Joseph Stone Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Joseph Stone Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Weintraub & Associates, LLP
Certified Public Accountants

Weintraub & associates, LLP

We have served as Joseph Stone Capital, LLC's auditor since 2013.
White Plains, New York
February 28, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

JOSEPH STONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

<u>ASSETS</u>

Assets		
Cash and Cash Equivalents	$	484,628
Receivables from Clearing Firm		156,686
Prepaid Expenses		77,426
Commission Advances		53,630
Clearing Deposit		50,000
Loan Receivables		38,380
Total Assets	$	860,750

<u>LIABILITIES AND MEMBER'S CAPITAL</u>

Liabilities		
Subordinated Loan Payable	$	180,000
Commissions Payable		158,275
Accounts Payable and Accrued Expenses		54,333
Total Liabilities		392,608
Member's Capital		468,142
Total Liabilities and Member's Capital	$	860,750

See Accompanying Notes to Financial Statements.

Note (1) - Nature of business:

Joseph Stone Capital. LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

Commission revenue and related commission expense are recorded on a trade date basis.

(B) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, there were no cash and cash equivalents.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to and including 2014.

Note (2) - Summary of significant accounting policies (Continued):

(E) Concentration of Credit Risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not, handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed Federal insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) New Accounting Pronouncements:
In May 2014, the Financial Accounting Standards Boards (FASB) issued a new accounting pronouncement regarding revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

(G) Subsequent events evaluation:
Management has evaluated subsequent events through February 28, 2018 the date the financial statements were available to be issued.

Note (3) - Related Party:
The Company has a lease with an affiliate to occupy space at $600 a month. Rent expense for the year ended December 31, 2017 was $7,200. In addition, the Company has a loan receivable from the same affiliate in the amount of $ 35,780 at December 31, 2017.

Note (4) - Net capital requirement:
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $478,706 which exceeded its requirement of $14,714 by $464,532. The Company had a ratio of aggregate indebtedness to net capital of .4441 to 1 at December 31, 2017. The Company had a debt to debt-equity ratio of .2777 to 1 at December 31, 2017.

Note (5) – Commitments and contingencies:

The Company is involved in various arbitrations arising in the normal course of business. In the opinion of management, the disposition of all such matters should not have a material adverse effect on the Company.

Note (6) – Subordinated loan payable:

The Company entered into a subordinated loan agreement on March 7, 2017 in amount of $180,000 with interest rate 8.0% per annum and will be matured on February 13, 2023. As of December 31, 2017, accrued interest on the loan agreement was $10,800, which is payable by maturity.